UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010
Commission File Number 000-52416

CHINA TOPREACH INC.

_______________________________

6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	 No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Completion of Equity Private Placement

The Board of Directors of China TopReach Inc. (“China TopReach”) is pleased to announce that its subsidiary, ShiFang Holding Limited (“ShiFang”) has completed a US$35 million equity private placement (the “Private Placement”).  Four well-known institutional investors (the “Investors”), namely, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement.  China TopReach and certain shareholders provided certain guarantees and agreements to the Investors in order to secure the performance of the obligations of ShiFang under the Private Placement.

ShiFang was initially established as a wholly owned subsidiary of China TopReach to serve as the holding company of the operating companies of China TopReach group.  ShiFang plans to use the proceeds from the Private Placement to continue to develop relationships with additional metro newspapers in China and to fund its working capital needs.

There were several conditions precedent to the closing of the Private Placement, including the following :

a)
Equity Transfer: Prior to the closing of the Private Placement, China TopReach transferred its equity ownership of Olympia Media Holdings Limited (“OMH”) to ShiFang.  OMH was acquired by China TopReach from its founding shareholders (“OMH Shareholders”) pursuant to a share purchase agreement dated 16 December 2008 (as amended on 13 January 2009) (“OMH Acquisition”) and is the entity which holds most of China TopReach’s operations and operating companies.

b)
Share Exchange: Certain key management shareholders of China TopReach, including TopBig International Development Limited (“Topbig”, controlled by Mr. Chen Zhi, director and CEO of China TopReach), Blazing Sun Holdings Limited (“Blazing Sun”, controlled by Mr. Hong Peifeng, director and Chairman of Board of Directors of China TopReach) and Keep Profit International Capital Limited (“Keep Profit”) were required to exchange a portion of their equity in China TopReach for shares in ShiFang, provide guarantees to, and pledge their shares in China TopReach and ShiFang in favor of the Investors in order to secure the performance of the obligations of China TopReach, OMH and ShiFang. In addition, Mr. Chen Zhi and Mr. Hong Peifeng were required to provide unlimited liability personal guarantees to, and pledge their shares in Topbig and Blazing Sun in favor of, the Investors.  This arrangement was required by the Investors as a condition to their investment to better align the interests of these management shareholders with the Investors.  Pursuant to this arrangement and prior to the consummation of the Private Placement, Topbig, Blazing Sun and Keep Profit transferred 955,748, 352,526 and 469,938 ordinary shares (totalling 1,778,212 ordinary shares) of China TopReach to Dragon Soar Limited (“Dragon Soar”, a wholly-owned subsidiary of China TopReach) in return for an aggregate 20% shareholding in ShiFang.  The terms of this share exchange were determined and agreed among China TopReach, Topbig, Blazing Sun and Keep Profit taking into account, among other things, the additional risk assumed by these three shareholders in providing collateral to facilitate the consummation of the Private Placement and the reduced liquidity of unlisted ShiFang shares as compared to listed China TopReach shares.  Subject to approval by shareholders at an extraordinary general meeting to be convened by China TopReach in due course, the 1,778,212 shares of China TopReach held by Dragon Soar will be repurchased and cancelled.

c)
Revised Earn-out Arrangement: Under the terms of the OMH Acquisition, 9,500,000 additional shares of China TopReach (“Earn-out Shares”) were to be issued to OMH Shareholders upon the achievement of 2009, 2010, 2011 and 2012 after-tax profits targets by China TopReach, based on the following schedule:

Fiscal year	Profit targets	Earn-out Shares
2009	RMB136 million (approximately US$20 million)	2,000,000
2010	RMB197.2 million (approximately US$29 million)	2,500,000
2011	RMB278.8 million (approximately US$41 million)	2,500,000
2012	RMB394.4 million (approximately US$58 million)	2,500,000

Out of the 9,500,000 Earn-out Shares, Topbig, Blazing Sun and Keep Profit were to be issued 5,500,000 Earn-out Shares upon achievement of the profit targets.  To compensate for the additional risk assumed by these three shareholders in providing collateral to facilitate the consummation of the Private Placement, China TopReach issued 5,500,000 shares to Topbig (3,309,813 shares), Blazing Sun (1,530,712 shares) and Keep Profit (659,475 shares), whereupon Topbig, Blazing Sun and Keep Profit also agreed to surrender their entitlement to receive 5,500,000 Earn-out Shares regardless of whether the profit targets are achieved in future.  The rights of the other OMH Shareholders, who did not provide personal guarantees and collateral during the Private Placement, to be issued the remaining 4,000,000 Earn-out Shares are unaffected by the above arrangement and are still subject to the achievement of the profit targets based on the following schedule:

Fiscal year	Profit targets	Earn-out Shares
2009	RMB136 million (approximately US$20 million)	1,000,000
2010	RMB197.2 million (approximately US$29 million)	1,000,000
2011	RMB278.8 million (approximately US$41 million)	1,000,000
2012	RMB394.4 million (approximately US$58 million)	1,000,000

In addition, to eliminate any profit and loss account effect upon the profits targets resulted from the Private Placement, China TopReach agreed to grant a special concession in the calculation of net profits used to determine whether the profits targets under the earn-out arrangement are achieved, by excluding all profit and loss account effects resulting from any fund-raising exercises carried out by China TopReach group since the effective date of the OMH Acquisition.

Release of Escrowed Shares: Under the terms of the OMH Acquisition, 2,000,000 shares of China TopReach (“Escrowed Shares”) issued to OMH Shareholders were put in escrow pending the achievement by China TopReach of a 2008 after-tax profits target of  RMB78.2 million (US$11.5 million) and a 2009 after-tax profits target of RMB115.6 million (US$17 million) . These profit targets were determined based in part on the plan by China TopReach to provide US$38 million remaining from the proceeds raised in its U.S. equity offering as working capital to OMH pursuant to the OMH Acquisition.  However, as a large number of China TopReach shareholders elected to redeem their China TopReach shares in connection with the OMH Acquisition, the proceeds were primarily used to redeem China TopReach shares and were not available for the development of OMH’s business.  As a result of the shortfall in working capital available to OMH during the year 2009, the business development and expansion of OMH could not take place as quickly as originally planned.  Therefore, China TopReach waived its right to have the Escrowed Shares put in escrow pending the achievement of 2008 and 2009 profits targets, and such shares were released from escrow.

Capitalization Issue: Pursuant to the OMH Acquisition, China TopReach was required to pay cash consideration of US$6 million to OMH Shareholders when its free cash flow is sufficient to meet this obligation. In order to reduce the debt burden of China TopReach, China TopReach issued 1,200,000 shares to such shareholders at the price of US$5.00 per share to settle the US$6 million obligation.

After completion of the above transactions and as of the date of this press release, the shareholdings of China TopReach and ShiFang are as follows:

(a)	China TopReach shareholdings

Shareholders	Number of shares	Shareholding
TopBig International Development Limited	3,885,266	27.00%
Index Asia Pacific Limited	1,680,009	11.67%
Blazing Sun Holdings Limited	1,540,395	10.70%
China Science & Kingwing (HK) Investment Management Limited	1,431,004	9.94%
Keep Profit International Capital Limited	809,713	5.63%
Luck Smart Limited	355,280	2.47%
Cypress Capital International Investment Management Limited	297,622	2.07%
Adoration Management Limited	186,045	1.29%
Jiangyuan International Development Limited	158,816	1.10%
Wing Keen Management Limited	118,097	0.82%
Other shareholders	2,150,600	14.94%
Dragon Soar Limited	1,778,212	12.36%
TOTAL	14,391,059	100%

(b)	ShiFang shareholdings

Shareholders	Number of shares	Shareholding
China TopReach Inc.	320,000,000	58.27%
TopBig International Development Limited	42,998,170	7.83%
Blazing Sun Holdings Limited	15,859,804	2.89%
Keep Profit International Capital Limited	21,142,026	3.85%
Investors	149,123,121	27.16%
TOTAL	549,123,121	100.00%

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on the Company’s current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements due to many factors including those risks described in the Company’s filings with the SEC.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date.  The Company undertakes no obligation to update or revise the information contained in this report whether as a result of new information, future events or circumstances or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TOPREACH INC.

Date: March 24, 2010	By:	/s/ Zhi Chen
Zhi Chen, Chief Executive Officer